Schedule A

Rodman W Moorhead III
Trade Date:	October 24, 2008
	200	$ 12.3400	$ 2,468.00
	700	$ 12.3300	$ 8,631.00
	700	$ 12.2300	$ 8,561.00
	800	$ 12.2400	$ 9,792.00
	100	$ 12.2900	$ 1,229.00
	300	$ 12.2600	$ 3,678.00
	4,100	$ 12.2800	$ 50,348.00
	2,300	$ 12.2700	$ 28,221.00
	800	$ 12.3000	$ 9,840.00

	10,000	$ 12.2768	$ 122,768.00